Filed pursuant to Rule 253(g)(2)

File No. 024-10496

Groundfloor Finance Inc.

Supplement No. 1

to the Post-Qualification Offering Circular Amendment No. 1

qualified January 22, 2016

 Dated: January 27, 2016

This Supplement No. 1 to the Post-Qualification Offering Circular Amendment No. 1 qualified January 22, 2016 (this “Supplement”) supplements the offering circular of Groundfloor Finance Inc. (the “Company,” “we,” “us,” or “our”), dated January 19, 2016 (as further amended or supplemented from time to time, the “Amended Offering Circular”). This Supplement should be read in conjunction with the Amended Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Amended Offering Circular, including the disclosures incorporated by reference therein.

Revised Letter Grade

The purpose of this Supplement is to revise the letter grade for the Project titled 218 East Hanover Street, Trenton, NJ 08608. The series of LROs corresponding to this Project are covered by the Amended Offering Circular. As of the date of this Supplement, we have not commenced the offering of the series of LROs relating to this Project.

The revision changes the letter grade for 218 East Hanover Street, Trenton, NJ 08608 from A to B. No other terms of the LROs have been altered. This change corrects an inadvertent drafting error in the Amended Offering Circular.

As a result of this change, the tabular information disclosed under “The LROs Covered by this Offering Circular” (on page 3 of the Amended Offering Circular) with respect to 218 East Hanover Street, Trenton, NJ 08608 is replaced, in its entirety, as follows:

Series of LRO/Project Name: 218 East Hanover Street, Trenton, NJ 08608
Developer (borrowing entity): Kerrigan Construction, LLC
Aggregate Purchase Amount of the LRO: $59,500	Expected Return Rate of the LRO: 9.6% per annum
Final Payment Date: 12 months following issuance	Extended Payment Date: maximum of two years following Final Payment Date
General Information on Project:	Details of Loan:
• Purpose for Loan: Acquisition & Renovation • Address/Location of Project: 218 East Hanover Street, Trenton, NJ 08608	• Loan Principal: $59,500 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions: Receipt of clean title search. Title insurance obtained in connection with closing the Loan.

In addition, the Project Summary for 218 East Hanover Street, Trenton, NJ 08608 (included on page PS-14 of the Amended Offering Circular) is replaced, in its entirety, with the Project Summary attached below.

*        *        *        *

This Supplement is not complete without, and may not be delivered or used except in connection with, the Amended Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Amended Offering Circular only with respect to the Project described above. Any information that is modified or superseded in the Amended Offering Circular shall not be deemed to constitute a part of the Amended Offering Circular, except as so modified or superseded by this Supplement.

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We may further amend or supplement the Amended Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Amended Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

The LROs covered by the Amended Offering Circular may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. This Supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state. In addition, the LROs are offered only to investors who meet certain financial suitability requirements outlined in the Amended Offering Circular and the disclosures incorporated by reference therein.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

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PROJECT SUMMARY | 218 EAST HANOVER STREET, TRENTON, NJ 08608

B



Rate	Projected Term	Loan to ARV	Loan Amount	Investors
9.6%	12 months	37.4%	$59,500	0

Purpose	Loan Position	Total Loan Amount	Repayment Terms
Acquisition & Renovation	First Lien	$59,500	Balloon payment - principal and interest returned on repayment / due at maturity.

INVEST NOW

Click here to view the LRO Agreement

BORROWER

Kerrigan Construction, LLC
Shannon Ferguson - principal

FINANCIAL OVERVIEW



After Repair Value (ARV)
$159,000
$53,500
Total Project Costs
$105,500
GROUNDFLOOR
$59,500
$46,000
0%
Skin-in-the-Game
First Lien Loan
Cushion

Purchase Price	$46,000	Loan To ARV	37.4%
Purchase Date	TBD	Loan To Total Project Cost	56%

GRADE FACTORS

The following factors determine in part how the loan was graded:
(in descending order of importance)

Factor	Score	Max
Loan To ARV Score	7	10
Quality of Valuation Report	1	4
Skin-in-the-Game	7	10
Location	2	8
Borrower Experience	5	5
Borrower Commitment	1	1

VALUATION REPORTS

As Complete (ARV)
$159,000

- Certified Independent Appraisal
- Broker's Price Opinion
- Borrower Provided Appraisal
- Borrower Provided Comps

PROPERTY DESCRIPTION



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Levittown
Bordentown Township
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Address: 218 EAST HANOVER STREET, TRENTON, NJ 08608

The borrower will use the loan to fund the acquisition and renovation of the multifamily residence. The residence contains three units - all of which will be renovated.

INVEST NOW

Click here to view the LRO

PROPERTY PHOTOS



MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- A closing date has not been seen yet for the purchase of this property. We will not originate a loan on this property until the closing process commences.
- Although the borrower has negotiated to purchase the property for the stated purchase price, there can be no assurances the borrower will close on the acquisition at this price. However, the borrower's Skin-in-the-Game will not change regardless of any changes to the closing price.
- The acquisition will be subject to a clean title search, and the resolution of any title or tax issues.
- The renovation may be extensive, and therefore subject to delays and other unexpected issues.
- The renovation will require permitting, and permits may not be obtained on time or may be denied.
- Please consult the Offering Circular for further discussion of general risk factors.

CLOSING CONDITIONS

- Loan is conditioned upon a clean title search and valid title insurance at the time of close.

DEVELOPER FEES

- GROUNDFLOOR generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
- GROUNDFLOOR does not take a 'spread' on any part of the interest payments.
- Developers may capitalize the cost of closing into the principal amount of their request. These closing costs typically range from $500 to $1500.
- Unless otherwise limited by applicable law, GROUNDFLOOR will charge a penalty of 2% for any extension made to the borrower. See GROUNDFLOOR 'Fees and Expenses' in the Offering Circular.

BORROWER SUMMARY

UNLESS NOTED WITH A ★, INFORMATION BELOW IS SUPPLIED BY THE BORROWER AND IS NOT VERIFIED. BORROWER'S REPRESENT AND WARRANT THAT INFORMATION SUPPLIED IS ACCURATE.

KERRIGAN CONSTRUCTION, LLC

DATE OF FORMATION ★

01/01/1996

FINANCIAL DATA
Reporting date: 01/01/2016

Value of Properties	Total Debt	Unsold Inventory	Aged Inventory
$5M	$960K	4	0

PROJECTS / REVENUE
Reporting period: 2015

Completed Projects	Revenue	Gross Margin %
15	$1.4M	30%

PRINCIPAL

Shannon Ferguson

FOCUS

Fix & Flip

GROUNDFLOOR HISTORY ★

Loans Funded	Loans Repaid	On Time Repayment
4	0	N/A

HISTORICAL AVERAGES
Reporting period: three years ending 2015

Completed Projects Per Year	Average Project Revenue	Average Project Time	Average Total Project Costs
21	$520K	6 months	$360K

THE COMPANY PLAYED NO ROLE IN THE PREPARATION OF ANY OF THE VALUATION SOURCES OR ANY OTHER MATERIALS PROVIDED BY THE BORROWER. WHILE WE BELIEVE THE DATA CONTAINED THEREIN IS HELPFUL, WE DO NOT USE IT AS THE SOLE BASIS FOR A FUNDING DECISION.

THIS SALES AND ADVERTISING LITERATURE MUST BE READ IN CONJUNCTION WITH THE OFFERING CIRCULAR IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE OFFERING CIRCULAR MUST BE MADE AVAILABLE TO YOU IN CONNECTION WITH THIS OFFERING.
YOU MAY ACCESS THE OFFERING CIRCULAR BY CLICKING HERE.